UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Vulcan Materials Corporation

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

92916010

(CUSIP Number)

Gerald Ratner

Gould & Ratner

222 North LaSalle Street, Suite 800

Chicago, IL 60601

(312) 236-3003

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Check the following box if a fee is being paid with this statement [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 92916010 13D Page 2 of 12 Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Longview Management Group, LLC
I.R.S. Identification No.: 36-4245844

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 7,089,853

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 7,089,853

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,089,853

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.0%

14 TYPE OF REPORTING PERSON: IA

CUSIP No. 92916010 13D Page 3 of 12 Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James A. Star

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 7,089,853

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 7,089,853

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,089,853

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.0%

14 TYPE OF REPORTING PERSON: IN

CUSIP No. 92916010 13D Page 4 of 12 Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Charles H. Goodman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE VOTING POWER: **

8 SHARED VOTING POWER: **

9 SOLE DISPOSITIVE POWER: **

10 SHARED DISPOSITIVE POWER: **

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: **

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): **

14 TYPE OF REPORTING PERSON: IN

** The Reporting Person has voting and dispositive power over less than 5.0% of the outstanding shares of Common Stock of the Issuer.

CUSIP No. 92916010 13D Page 5 of 12 Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

James S. Crown

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE VOTING POWER: **

8 SHARED VOTING POWER: **

9 SOLE DISPOSITIVE POWER: **

10 SHARED DISPOSITIVE POWER: **

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: **

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): **

14 TYPE OF REPORTING PERSON: IN

** The Reporting Person has voting and dispositive power over less than 5.0% of the outstanding shares of Common Stock of the Issuer.

CUSIP No. 92916010 13D Page 6 of 12 Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

A. Steven Crown

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE VOTING POWER: **

8 SHARED VOTING POWER: **

9 SOLE DISPOSITIVE POWER: **

10 SHARED DISPOSITIVE POWER: **

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: **

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): **

14 TYPE OF REPORTING PERSON: IN

** The Reporting Person has voting and dispositive power over less than 5.0% of the outstanding shares of Common Stock of the Issuer.

CUSIP No. 92916010 13D Page 7 of 12 Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

William H. Crown

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 6,980,821

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 6,980,821

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,980,821

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.9%

14 TYPE OF REPORTING PERSON: IN

CUSIP No. 92916010 13D Page 8 of 12 Pages

1 NAME(S) OF REPORTING PERSON(S)
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Geoffrey F. Grossman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3 SEC USE ONLY

4 SOURCE OF FUNDS

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

7 SOLE VOTING POWER: 0

8 SHARED VOTING POWER: 7,089,853

9 SOLE DISPOSITIVE POWER: 0

10 SHARED DISPOSITIVE POWER: 7,089,853

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,089,853

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.0%

14 TYPE OF REPORTING PERSON: IN

The Reporting Persons (as defined below) listed on the cover pages to this Schedule 13D hereby make the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder. This Statement is an amendment of the Schedule 13D filed on December 10, 1986, as amended by Amendment No. 1, filed July 2, 1999 (the "Original Schedule 13D").

Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Original Schedule 13D. Except as amended hereby, the information set forth in the Original Schedule 13D remain true, complete, and correct.

ITEM 2. Identity and Background

Item 2 is hereby amended to read as follows:

This statement is being filed on behalf of: (i) Longview Management Group, LLC ("Longview"), (ii) James A. Star ("Mr. Star"), (iii) Charles H. Goodman ("Mr. Goodman"), (iv) James S. Crown ("Mr. J. Crown"), (v) A. Steven Crown ("Mr. A. Crown"), (vi) William H. Crown ("Mr. W. Crown"), and (vii) Geoffrey F. Grossman ("Mr. Grossman" and, together with Longview, Mr. Star, Mr. Goodman, Mr. J. Crown, Mr. A. Crown, Mr. W. Crown, (the "Reporting Persons").

Longview is engaged primarily in the investment advisory business. The principal place of business and principal offices of Longview are located at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. Longview manages investment accounts for clients which include Mr. Star and affiliated and associated persons and entities. Certain clients of Longview hold shares of Common Stock. Longview has voting and dispositive power over the Common Stock held in these accounts and, accordingly, is deemed to be the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), of the Common Stock in such accounts. Except for such deemed beneficial ownership, or as otherwise described in this statement, Longview does not own any Common Stock or other securities of the Issuer.

The executive officers of Longview, other than certain of the Reporting Persons listed above, and their present occupations are as follows: (a) Richard J. Boberg, Vice President of Longview; and (b) James B. Biegel, Vice President of Administration of Longview.

Mr. Star is Vice President of Henry Crown and Company, a company with diversified investments ("HCC"), and President of Longview. Mr. Star and HCC maintain their principal place of business and principal offices at 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. In his capacity as President, Mr. Star is deemed to be the beneficial owner for the purposes of Section 13(d) of the 1934 Act of the Common Stock reported herein. By the terms of its organic documents, no other officer, member, or employee of Longview may vote or direct the disposition of securities for which Longview provides investment advisory services.

With respect to the other Reporting Persons, Mr. Goodman is the Vice Chairman of HCC; Mr. J. Crown is the President of HCC; Mr. A. Crown is a Vice President of HCC; Mr. W. Crown is the President of CC Industries, Inc., a division of HCC; and Mr. Grossman is a Partner of D'Ancona & Pflaum, a Chicago, Illinois law firm.

During the last five years, none of the Reporting Persons nor any executive officer of Longview has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons nor any executive officer of Longview has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

The address of each Reporting Person, other than Mr. Grossman, is 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601. Mr. Grossman's address is 111 E. Wacker Drive, Suite 2800, Chicago, Illinois 60601. The address of each executive officer of Longview is 222 N. LaSalle Street, Suite 2000, Chicago, Illinois 60601.

Each natural person listed as a Reporting Person and each officer of Longview is a citizen of the United States of America. Longview is a limited liability company formed under the laws of the State of Delaware.

ITEM 4. Purpose of the Transaction

Item 4 is hereby amended to read as follows:

As of October 13, 1998, Longview entered into investment advisory agreements pursuant to which it agreed to provide investment advisory services to certain individuals and entities beneficially owning all of the shares of Common Stock of the Issuer reported by Longview hereunder, including the Reporting Person Family Members and Entities. Mr. Grossman, not individually but solely as trustee of The Edward Memorial Trust, is the managing member of Longview.

The securities reported hereunder were acquired and are held by the Reporting Person Family Members and Entities as part of their investment activities. Based on recent business developments with respect to the Issuer, Longview has undertaken a review and evaluation of the investment in such securities. As part of such review and evaluation, representatives of Longview have participated, and may in the future participate, in discussions with the Issuer's management, other shareholders of the Issuer, and other relevant persons. As part of such meetings and discussions, representatives of Longview have expressed, and may in the future express, opinions on matters relating to the business, operations, assets, capital structure, dividend policy or board of directors of the Issuer, including one or more of the matters specified in Item 4(a)-(j) of Schedule 13D.

In addition, depending upon the evaluation of the business and prospects of the Issuer by Longview, market conditions and such other considerations as it may deem relevant, Longview may determine to increase, decrease, or dispose of the holdings of Common Stock of the Issuer reported hereunder, in either open market or private transactions.

Other than as described in this Item 4, none of the Reporting Persons or, to their knowledge, any other person named in Item 2 above, has any current plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of Schedule 13D; provided that the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 5. Interest in Securities of the Issuer

Items 5(a), 5(b), and 5(e) are hereby amended to read as follows:

(a) - (b) (i) By virtue of its management of client accounts, including accounts held for the benefit of certain of the Reporting Persons and Reporting Person Family Entities, as of July 1, 2003, Longview may be deemed to beneficially own 7,089,853 shares of Common Stock, representing approximately 7.0% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 101,544,362 shares of Common Stock issued and outstanding as of March 31, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003). Longview shares the power to vote and dispose of the 7,089,853 shares of Common Stock which it may be deemed to beneficially own.

(ii) Mr. Star may be deemed to beneficially own an aggregate of 7,089,853 shares of Common Stock as of July 1, 2003, representing in the aggregate approximately 7.0% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act. Mr. Star's wife and trusts for the benefit of Mr. Star's wife and children are a general partner or limited partner of certain partnerships which own shares of Common Stock that are managed by Longview, all of which shares are reported hereunder as being beneficially owned by Longview and Mr. Star. Mr. Star shares the power to vote and dispose of the 7,089,853 shares of Common Stock which he may be deemed to beneficially own. Mr. Star disclaims beneficial ownership of the shares of Common Stock reported hereunder.

(iii)-(v) Mr. Goodman, Mr. J. Crown, and Mr. A. Crown each beneficially own less than 5.0% of the outstanding shares of Common Stock as of July 1, 2003, calculated in accordance with Rule 13d-3 under the Exchange Act.

(vi) Mr. W. Crown may be deemed to beneficially own 6,980,821 shares of Common Stock on July 1, 2003, representing approximately 6.9% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as co-trustee of a trust, and general partner and officer of a corporation which is a general partner of certain partnerships which own shares of Common Stock that are managed by Longview. Mr. W. Crown shares the power to vote and dispose of the 6,980,821 shares of Common Stock which he may be deemed to beneficially own. Mr. W. Crown disclaims beneficial ownership of the shares of Common Stock reported hereunder in excess of his pecuniary interest in such shares.

(vii) Mr. Grossman, not individually but solely as trustee of The Edward Memorial Trust, may be deemed to beneficially own 7,089,853 shares of Common Stock on July 1, 2003, representing approximately 7.0% of the outstanding shares of Common Stock as of such date, calculated in accordance with Rule 13d-3 under the Exchange Act, by virtue of his status as trustee of The Edward Memorial Trust, the managing member of Longview. Mr. Grossman, not individually but as trustee of The Edward Memorial Trust, shares the power to vote and dispose of the 7,089,853 shares of Common Stock which he may be deemed to beneficially own. Mr. Grossman is also trustee of certain other trusts which may be deemed to beneficially own and share the power to vote certain of the 7,089,853 shares of Common Stock. Mr. Grossman has no pecuniary interest in any of the shares he may be deemed to beneficially own. Mr. Grossman disclaims beneficial ownership of all of the shares reported hereunder.

(e) On July 1, 2003, Mr. Goodman ceased being the President of Longview and is no longer deemed to be the beneficial owner of the shares of Common Stock which are managed by Longview but in which he has no pecuniary interest. Accordingly, Mr. Goodman is no longer deemed to be the beneficial owner of more than 5.0% of the Common Stock.

Mr. J. Crown, Mr. A. Crown, and Mr. W. Crown are officers of a corporation which is a general partner in a partnership which, on July 1, 2003, transferred certain shares of Common Stock to a trust for the benefit of Reporting Person Family Members and Entities of which Mr. W. Crown is a co-trustee. Following this transaction, Mr. J. Crown and Mr. A. Crown are no longer deemed to be the beneficial owner of more than 5.0% of the Common Stock. Although Mr. W. Crown disclaims beneficial ownership of the shares of Common Stock held by the trust, he is still deemed to be the beneficial owner of such shares.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities to the Issuer

Item 6 is hereby amended to read as follows:

On July 1, 2003, Mr. Goodman ceased being the President of Longview. Mr. Star is now President of Longview and participates in the management thereof. The statements in Item 2 are incorporated by reference as if set forth herein.

ITEM 7. Material to be Filed as Exhibits

A Joint Filing Agreement, dated as of July 1, 2003, by and among the Reporting Persons is attached hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Longview Management Group, LLC

By: __________________________________

James A. Star, President

______________________________________

James A. Star

______________________________________

Charles H. Goodman

______________________________________

A. Steven Crown

______________________________________

James S. Crown

______________________________________

William H. Crown

______________________________________

Geoffrey F. Grossman, not individually but solely as trustee of the Edward Memorial Trust

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the Common Stock, par value $1.00 per share, beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

July 1, 2003

Longview Management Group, LLC

By: __________________________________

James A. Star, President

______________________________________

James A. Star

______________________________________

Charles H. Goodman

______________________________________

A. Steven Crown

______________________________________

James S. Crown

______________________________________

William H. Crown

______________________________________

Geoffrey F. Grossman, not individually but solely as trustee of the Edward Memorial Trust